

16012920

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-15 (MM/DD/YY) AND ENDING 12-31-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENAISSANCE CAPITAL INVESTMENTS

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 MASON STREET
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM K. SMITH 203-622-2978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM K. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENAISSANCE CAPITAL INVESTMENTS INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

Deborah Iobbi
NOTARY PUBLIC
State of Connecticut
My Commission Expires 5/31/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENAISSANCE CAPITAL INVESTMENTS, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Independent Auditors Report 3

Financial Statements 5

Statement of Financial Condition 5

Statement of Operations 6

Statement of Cash Flows 7

Statement of Changes in Ownership Equity 8

Statement of Changes in Subordinated Liabilities 9

Notes to Financial Statements .... **Error! Bookmark not defined.**

Supplementary Schedules Pursuant to SEA Rule 17a-5 .... **Error! Bookmark not defined.**

Computation of Net Capital .... **Error! Bookmark not defined.**

Computation of Net Capital Requirement .... **Error! Bookmark not defined.**

Computation of Aggregate Indebtedness .... **Error! Bookmark not defined.**

Computation of Reconciliation of Net Capital .... **Error! Bookmark not defined.**

Statement Related to Uniform Net Capital Rule 16

Statement Related to Exemptive Provision (Possession and Control) 16

Statement Related to SIPC Reconciliation 16

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) .... **Error! Bookmark not defined.**

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 19

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Renaissance Capital Investments, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Renaissance Capital Investments, Inc. financial statements. Supplemental Information is the responsibility of Renaissance Capital Investments, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Independent Auditors Report

(SKIP PAGE)

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
1001 · Cash & Equivalents	
1000 · Wells Fargo Cash	30,546.30
1100 · Money Mkt (High Perform) .03%	139,428.48
Total 1001 · Cash & Equivalents	169,974.78
Total Checking/Savings	169,974.78
Total Current Assets	169,974.78
TOTAL ASSETS	**169,974.78**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2360 · Accounting Expense Accrual	1,000.05
Total Other Current Liabilities	1,000.05
Total Current Liabilities	1,000.05
Total Liabilities	1,000.05
Equity	
3600 · Retained Earnings	184,421.41
Net Income	-15,446.68
Total Equity	168,974.73
TOTAL LIABILITIES & EQUITY	**169,974.78**

The accompanying notes are an integral part of these financial statements.

Renaissance Capital Investments, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
Ordinary Income/Expense	
Expense	
6640 · Professional Fees	
6650 · Accounting Expense	7,000.04
Total 6640 · Professional Fees	7,000.04
6680 · Regulatory Expenses	
6682 · FINRA Assessment	6,650.00
Total 6680 · Regulatory Expenses	6,650.00
6688 · Broker Dealer Charges	817.00
6820 · Taxes	
6835 · CT Corp Income Tax	1,119.00
Total 6820 · Taxes	1,119.00
Total Expense	15,586.04
Net Ordinary Income	-15,586.04
Other Income/Expense	
Other Income	
7010 · Interest & Dividend Income	139.36
Total Other Income	139.36
Net Other Income	139.36
Net Income	**-15,446.68**

The accompanying notes are an integral part of these financial statements.

Renaissance Capital Investments

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-15,446.68
Adjustments to reconcile Net Income to net cash provided by operations:	
2360 · Accounting Expense Accrual	-1,499.96
Net cash provided by Operating Activities	-16,946.64
FINANCING ACTIVITIES	
3600 · Retained Earnings	2,500.00
Net cash provided by Financing Activities	2,500.00
Net cash increase for period	-14,446.64
Cash at beginning of period	184,421.42
Cash at end of period	**169,974.78**

The accompanying notes are an integral part of these financial statements.

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2015	$ -	$ 181,921	$ 181,921
Net Income for the year ended December 31, 2015	-	(15,447)	(15,447)
Member Contributions	-	2,500	2,500
Member Distributions	-	-	-
Prior Period Adjustment	-	-	-
Balance at December 31, 2015	$ -	$ 168,974	$ 168,974

The accompanying notes are an integral part of these financial statements.

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

The accompanying notes are an integral part of these financial statements.

RENAISSANCE CAPITAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The firm is authorized to operate as broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation. Securities transactions are recorded on settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially than trade date basis. The firm clears its customer's transactions through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule 17a-5(b).

Description of Business

The Company, located in Greenwich, Connecticut, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

RENAISSANCE CAPITAL INVESTMENTS, INC..
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Income taxes

Effective January 1, 2002, the Company elected "C" corporation status for federal income tax purposes. Under "C" corporation regulations, net income or loss is reportable for tax purposes by the corporation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of equity research.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

RENAISSANCE CAPITAL INVESTMENTS, INC..
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE G- SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Renaissance Capital Investments, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 168,975.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 168,975.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 66.70
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 68,975.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,000.00
Percentage of aggregate indebtedness to net capital	0.59%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 168,975.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	168,975.00
Reconciled Difference	$ (0.00)

Renaissance Capital Investments, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is JP Morgan Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Renaissance Capital Investments, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At [Year-End Date], the Company had net capital of [$xxx,xxx] which was [$xxx,xxx] in excess of its required net capital of [$xxx,xxx]. The Company's net capital ratio was [xx.xx%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Renaissance Capital Investments, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015



Renaissance Capital
145 Mason Street
Greenwich, CT
06830

February 16, 2016

Edward Richardson. Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield. MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Renaissance Capital Investments, Inc. has complied with Exemption Rule 15c3-3 (k) (1) for the period of January 1, 2015 through December 31, 2015. Renaissance Capital Investments, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Renaissance Capital Investments. Inc..'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Renaissance Capital Investments, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Renaissance Capital Investments. Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-0000.

Very truly yours.

Renaissance Capital Investments. Inc..



President

Renaissance Capital Investments, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Renaissance Capital Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Renaissance Capital Investments, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Renaissance Capital Investments, Inc. stated that Renaissance Capital Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Renaissance Capital Investments, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Renaissance Capital Investments, Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA